October 4, 2024

Office of Trade & Services
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, D.C. 20549

Attn: Valeria Franks, Suying Li

Re:    Evolent Health, Inc.
Form 10-K for Fiscal Year Ended December 31, 2023
Item 2.02 Form 8-K filed August 8, 2024
File No. 001-37415

Dear Ms. Franks and Ms. Li:

This letter is to confirm our telephone conversation through counsel with you on October 3, 2024 regarding our request for an extension of time to respond to your comment letter dated September 20, 2024. We are working expeditiously to respond to the comment letter. However, as discussed, we require additional time to prepare a response. As a result, we respectfully request that you allow us to submit our response by October 18, 2024.

If you have any questions about this response or require additional information, please contact me at jpjohnson@evolent.com.

Respectfully submitted,

Evolent Health, Inc.

/s/ John Johnson
John Johnson
Chief Financial Officer

cc: Elizabeth Morgan, King and Spalding LLP